TRINIDAD
ENERGY SERVICES INCOME TRUST

082-34867

[redacted]

08001249

February 29, 2008

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated February 29, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

Brent Conway
Chief Financial Officer

Dlw 3/13

2500, 700 - 9th Avenue SW, Calgary, AB T2P 3V4 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD
ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: February 29, 2008

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST TO AMEND OPTION PLAN FOR EARLY ADOPTION OF ISS OPTION GUIDELINES.

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces today that it will elect to make an early adoption of the Corporate governance guidelines which call for limits to be placed on participation of non – employee directors in equity compensation plans.

Trinidad has undertaken to amend to its option plan to reflect the following changes:

Trinidad will establish a maximum non-employee director participation limit of the lesser of: (i) a reserve of 1% of the shares outstanding; and (ii) an annual equity award value of $100,000 per director. Under the new plan the aggregate total number of shares to be granted to all non-employee directors as a group, under the amended plan shall not exceed 1% of the issued and outstanding shares.

These changes will be proposed to the shareholders for ratification at our next annual general meeting to be held May 7, 2008 and Trinidad agrees to abide by these restrictions until such time as the amendment is approved by shareholders. Future non-employee director participation in the plan will be in accordance with these guidelines and any future amendments to the limit would have to be approved by shareholders.

As a result of this undertaking for early adoption by Trinidad, Institutional Shareholder Services Canada Corp, (ISS), Canada's leading independent authority on proxy voting and corporate governance is recommending that unitholders vote "FOR" the approval of the option plan resolution as presented in the information circular and proxy statement dated January 30 , 2008.

Trinidad Energy Services Income Trust is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of the current rig construction programs, the Trust now has 110 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad has 20 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable and competitive in the industry.

FORWARD LOOKING STATEMENTS: This news release may contain certain forward-looking statements relating to the Trust's plans, strategies, objectives, expectations and intentions. Expressions such as "anticipate", "expect", "project", "believe", "estimate", and "forecast" should be used to identify these forward looking statements. The Trust believes that the expressions reflected in those forward-looking statement are reasonable; however, such statement are subject to a number of know and unknown risks, uncertainties and other factors that may cause actual result to differ materially from those anticipated in our forward-looking statements.

Information contact:
Lyle Whitmarsh, President & CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: mbentley@trinidaddrilling.com

END